

August 22, 2017

Jose Montero
Chief Financial Officer
Copa Holdings, S.A.
Avenida Principal y Avenida de la Rotonda, Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre, Panama City, Panama

> **Re: Copa Holdings, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed April 21, 2017**
> **File No. 001-32696**

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure